================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                             -----------------------

                                IXOS SOFTWARE AG
                                (Name of Issuer)

                             BEARER ORDINARY SHARES
                         (Title of Class of Securities)

                                    46600V108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                         TEL. NO.: (203) 629-8600 (Name,
                         Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MAY 21, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
101388106                                                          Page  2 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  3 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  4 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  5 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  6 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  7 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  8 of 18
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,687,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,687,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,687,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  9 of 18
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated September 17, 2002, relating to the bearer ordinary shares, no par value (the "Bearer Ordinary Shares"), of IXOS Software AG, a German stock corporation (the "Company"). The address of the principal executive office of the Company is Bretonischer Ring 12, D-85630 Grasbrunn/Munich, Germany.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership ("GAP LP"), GAP (Bermuda) Limited, a Bermuda exempted company ("GAP Bermuda GenPar"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP LP, GAP Bermuda GenPar, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than GAP LP, GAP Bermuda GenPar, KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP LP and GAP Bermuda GenPar are located at Clarendon House, Church Street, Hamilton HM 11, Bermuda. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212

-----------------------------                      -----------------------------
101388106                                                          Page 10 of 18
-----------------------------                      -----------------------------


Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  The general partner of GAP LP is GAP Bermuda GenPar. GAP is the sole member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). Mr. Esser is a member of the supervisory board of the Company. The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO II. Each of the GAP Managing Members (other than Mr. Robbins) is a director and a Vice President of GAP Bermuda GenPar, except for Mr. Denning, who is a director and the President of GAP Bermuda GenPar. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and
Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20190. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

-----------------------------                      -----------------------------
101388106                                                          Page 11 of 18
-----------------------------                      -----------------------------


Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by inserting the following at the end thereof:

                  The aggregate amount of funds required by the Reporting Persons to purchase 287,000 Bearer Ordinary Shares was (euro)1,232,614.37. All of the funds were obtained from contributions from partners of GAP LP, GAPCO II and KG, and available capital of GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP LP, GapStar, GAPCO II, KG and GmbH Management each own of record no Bearer Ordinary Shares, 4,938,678 Bearer Ordinary Shares, 369,183 Bearer Ordinary Shares, 371,188 Bearer Ordinary Shares, 7,951 Bearer Ordinary Shares and no Bearer Ordinary Shares, respectively, 0.0%, 23.0%, 1.7%, 1.7%, 0.05% and 0.0%, respectively, of the
Company's issued and outstanding Bearer Ordinary Shares.

-----------------------------                      -----------------------------
101388106                                                          Page 12 of 18
-----------------------------                      -----------------------------


                  By virtue of the fact that (i) the GAP Managing Members (other than Mr. Robbins) are the directors of GAP Bermuda GenPar and the senior executive officers (President, in the case of Mr. Denning, and Vice President, in the case of each of the other GAP Managing Members), (ii) GAP Bermuda GenPar is the general partner of GAP LP, (iii) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (iv) GAP is the managing member of GapStar and (v) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Bearer Ordinary Shares, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,687,000 Bearer Ordinary Shares, or 26.5% of the issued and outstanding Bearer Ordinary Shares.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 5,687,000 Bearer Ordinary Shares that may be deemed to be owned beneficially by each of them.

                  (c) Between May 9, 2003 and May 21, 2003, GAP LP, GAPCO II, KG and GapStar purchased on the open market the following number of shares on the dates and for the aggregate purchase prices listed below, which, in the aggregate, amount to not less than 1% of the Bearer Ordinary Shares outstanding as of March 31, 2003.

-----------------------------                      -----------------------------
101388106                                                          Page 13 of 18
-----------------------------                      -----------------------------


                                     GAP LP
                                     ------

 DATE     SHARES PURCHASED      PRICE PER SHARE         AGGREGATE PURCHASE PRICE
 ----     ----------------      ---------------         ------------------------

05/09/03            53,020         (euro)4.0351                 (euro)213,941.00
05/13/03            22,599         (euro)4.1800                 (euro) 94,463.82
05/14/03            13,907         (euro)4.1700                 (euro) 57,992.19
05/15/03            11,734         (euro)4.1700                 (euro) 48,930.78
05/16/03            26,075         (euro)4.4650                 (euro)116,424.88
05/19/03            30,617         (euro)4.4600                 (euro)136,551.82
05/20/03             9,710         (euro)4.4882                 (euro) 43,580.42
05/21/03            81,794         (euro)4.3950                 (euro)359,484.63

                                    GAPCO II
                                    --------

 DATE     SHARES PURCHASED      PRICE PER SHARE         AGGREGATE PURCHASE PRICE
 ----     ----------------      ---------------         ------------------------

05/09/03             3,902         (euro)4.0351                 (euro)15,744.96
05/13/03             1,664         (euro)4.1800                 (euro) 6,955.52
05/14/03             1,024         (euro)4.1700                 (euro) 4,270.08
05/15/03               864         (euro)4.1700                 (euro) 3,602.88
05/16/03             1,920         (euro)4.4650                 (euro) 8,572.80
05/19/03             2,254         (euro)4.4600                 (euro)10,052.84
05/20/03               715         (euro)4.4882                 (euro) 3,209.06
05/21/03             6,021         (euro)4.3950                 (euro)26,462.30

                                       KG
                                    --------

 DATE     SHARES PURCHASED      PRICE PER SHARE         AGGREGATE PURCHASE PRICE
 ----     ----------------      ---------------         ------------------------

05/09/03                84         (euro)4.0351                 (euro)338.95
05/13/03                35         (euro)4.1800                 (euro)146.30
05/14/03                22         (euro)4.1700                 (euro) 91.74
05/15/03                18         (euro)4.1700                 (euro) 75.06
05/16/03                41         (euro)4.4650                 (euro)183.07
05/19/03                48         (euro)4.4600                 (euro)214.08
05/20/03                15         (euro)4.4882                 (euro) 67.32
05/21/03               128         (euro)4.3950                 (euro)562.56

                                     GapStar
                                    --------

 DATE     SHARES PURCHASED      PRICE PER SHARE         AGGREGATE PURCHASE PRICE
 ----     ----------------      ---------------         ------------------------

05/09/03             3,994         (euro)4.0351                 (euro)16,116.19
05/13/03             1,702         (euro)4.1800                 (euro) 7,114.36
05/14/03             1,047         (euro)4.1700                 (euro) 4,365.99
05/15/03               884         (euro)4.1700                 (euro) 3,686.28
05/16/03             1,964         (euro)4.4650                 (euro) 8,769.26
05/19/03             2,306         (euro)4.4600                 (euro)10,284.76
05/20/03               731         (euro)4.4882                 (euro) 3,280.87
05/21/03             6,161         (euro)4.3950                 (euro)27,077.60

-----------------------------                      -----------------------------
101388106                                                          Page 14 of 18
-----------------------------                      -----------------------------


                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy,
                                    Attorney-in-Fact for GAP (filed as Exhibit 2 to the Schedule 13D filed by GAP regarding Bottomline Technologies (de), Inc. (File No. 005-57585)) is hereby incorporated by reference.

                  Exhibit 3: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy,
                                    Attorney-in-Fact for GAPCO II (filed as
                                    Exhibit 3 to the Schedule 13D filed by GAP regarding Bottomline Technologies (de), Inc. (File No. 005-57585)) is hereby incorporated by reference.

-----------------------------                      -----------------------------
101388106                                                          Page 15 of 18
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 22, 2003.



                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                   By:  GAP (Bermuda) Limited,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAP (BERMUDA) LIMITED

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
101388106                                                          Page 16 of 18
-----------------------------                      -----------------------------


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director